PERPETUAL ENERGY INC. CONFIRMS APRIL 2011 DIVIDEND AND PROVIDES FIRST QUARTER 2011 OPERATIONAL UPDATE

Calgary, Alberta – April 11, 2011 (TSX: PMT) – Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is pleased to confirm that its dividend to be paid on May 16, 2011 in respect of income received by Perpetual for the month of April 2011, for shareholders of record on April 25, 2011, will be $0.03 per share. The ex-dividend date is April 20, 2011. The April 2011 dividend brings cumulative dividends (including distributions paid since the inception of Perpetual’s predecessor, Paramount Energy Trust) to $14.444 per share. Perpetual reviews dividends on a monthly basis. Future dividends are subject to change as dictated by commodity price markets, operations, capital considerations and future business development opportunities.

Further, there will continue to be no shares available under the Premium DividendTM and Dividend Reinvestment Plan (the “Plan”) until further notice. At such time as the Corporation elects to reinstate either or both components of the Plan, shareholders who were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the Plan.

Operational Update

Perpetual’s first quarter 2011 operations continued to successfully advance several strategic game changers in the Corporation’s inventory of opportunities.

Warwick Gas Storage

Perpetual’s wholly-owned subsidiary Warwick Gas Storage Inc. (“WGSI”) successfully completed its first test cycle on March 31, 2011 with withdrawal of 7.8 Bcf. Both the reservoir and facility performance exceeded preliminary expectations. Reservoir modeling, combined with test information from the new horizontal well drilled in the first quarter of 2011, has confirmed performance of the reservoir, wells and facility such that WGSI has established its working gas capacity at 17 Bcf for its second commercial storage cycle which commenced April 1, 2011. WGSI has budgeted for the drilling of up to two additional wells in the second quarter which will further enhance the working gas capacity for the second cycle, pending results.

Edson Wilrich Liquids-Rich Gas

During the first quarter of 2011, completion operations to fracture stimulate two gross (1.5 net) wells drilled in the fourth quarter of 2010 were successfully executed, and two gross (2.0 net) new horizontal wells targeting the Wilrich formation in the Edson area of west central Alberta were drilled and completed. Results for this play have continued to be positive and Perpetual now has a total of seven gross (6.5 net) wells on production through its expanded 16-10 compressor station at Edson, for total production net to Perpetual from the Wilrich at Edson of 18.2 MMcf/d and 815 bbl/d of condensate and natural gas liquids. Two additional horizontal wells on the Wilrich play at Edson are planned in the third quarter of 2011 to maintain production at the 16-10 compressor station at its maximum throughput for the remainder of the year. Perpetual has identified in inventory an additional 44 gross (36.9 net) locations of a similar caliber to the original seven wells for future development at Edson.

Elmworth Montney

In aggregate, preliminary results for the future development of the Montney at Elmworth have been very encouraging. Perpetual and its partners have now tied in and will be commencing an extended in-line test in April from one of three Perpetual-interest horizontal wells at Elmworth to evaluate the flow characteristics and liquids composition of the Montney formation. With Perpetual’s assigned reserves, contingent resource and significant additional exploratory land base in the Elmworth area, the potential size and scope of this play could be very impactful to Perpetual in the future.

Carrot Creek Cardium Play

Four gross (3.0 net) horizontal wells were drilled at Carrot Creek in the first quarter of 2011, targeting further horizontal development of the Cardium light oil play offsetting Perpetual’s top decile Cardium horizontal producer at 4-16-52-13W5. Aggregate net production from the Cardium at Edson/Carrot Creek stands at 580 BOE/d.

Bitumen/Heavy Oil

Evaluation drilling and coring operations were conducted at several of Perpetual’s bitumen properties during the first quarter of 2011. Preliminary results have been encouraging to date.

Perpetual holds 30,720 hectares (120 net sections) of oil sands leases in the Liege area. The Corporation drilled three wells in this area and encountered bitumen-saturated reservoir in the Wabiskaw as well as the Grosmont A, B and C and Leduc carbonate formations. Perpetual is excited about the future potential of the area as each of the three wells encountered more than three stacked zones, with at least one zone having greater than 10 meters of continuous bitumen-saturated reservoir in each well.

In the greater Panny area, where the Corporation holds over 41,400 hectares (162 net sections) of oil sands leases, three vertical wells and a horizontal well, all targeting the Bluesky formation, were drilled to evaluate the potential for cold primary production with follow up enhanced recovery. Perpetual will assess the performance of the wells over the next few months and consider options for future development of the bitumen resource in the area.

In both Panny and Liege, Perpetual holds a 100% working interest.

Lower Athabasca Regional Plan

The government of Alberta recently released a draft of its Lower Athabasca Regional Plan (“LARP”). To the best of Perpetual’s knowledge the Corporation will be minimally affected, if at all, by any implementation of the LARP in its current form.

Production

As expected, overall production capability increased with continued accelerated development of the Wilrich play at Edson during the first quarter of 2011 and Perpetual exited the quarter with production of 164.8 MMcfe/d; a 17 percent increase from the fourth quarter 2010 exit rate of 141 MMcfe/d despite seven MMcfe/d of natural production declines. Significantly, Perpetual’s oil and natural gas liquids production at the end of the first quarter of 2011 was 1,747 bbl/d or 6.4 percent of the 164.8 MMcfe/d, up from the oil and natural gas liquids exit rate at year-end 2010 of 1,489 bbl/d. The increased hydrocarbon liquids in the production mix are credited to success in the Wilrich play, heavy oil from the Lloyd and Sparky discoveries at Mannville and Viking-Kinsella and light oil production from the Corporation’s Cardium delineation wells in the Carrot Creek area.

Additional Information

Perpetual will be presenting at the CIBC 2011 Energy & Infrastructure Conference on Tuesday, April 12, 2011 at 8:30 a.m. EST.

The presentation will be webcast live at http://webcasts.welcome2theshow.com/cibc201105/perpetual and uploaded for replay at Perpetual’s website, www.perpetualenergyinc.com following the presentation.

Forward-Looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, future dividends, statements regarding estimated production and timing thereof, prospective drilling and timing thereof, expected quality of potential production locations, completions and development activities, expected gas storage working gas capacities, prospective size, scope and impact of the Montney development at Elmworth, expected potential of bitumen/heavy oil properties, anticipated effects of the Lower Athabasca Regional Plan, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Perpetual Energy Inc.’s MD&A for the year ended December 31, 2010 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and Non-GAAP Measures” section of Perpetual Energy Inc.’s MD&A for the year ended December 31, 2010.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 Bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc. Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5 Telephone: 403 269-4400 Fax: 403 269-4444 Email: info@perpetualenergyinc.com
Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer